UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GMS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
36251C103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors Fund V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA GMS Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (3)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Excludes 1,194,579 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.
(3)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.
(4)	The percentage represented by the amount in Row (9), together with the aggregate 1,194,579 shares of common stock excluded from Row (9) as described in footnote (2), is 19.8%. See Items 4 and 8 below.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA GMS Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors Participant Fund V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors QP Participant Fund V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors PF V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors Fund V-A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors Fund V-B LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Investors Partners V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
AEA Management (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
John L. Garcia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,825,058 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,825,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,825,058 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
2009 G. Michael Callahan, Jr. Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
128,950 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
128,950 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
128,950 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Excludes 7,890,687 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.
(3)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
G. Michael Callahan, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,006,460 (1)(2)

	7	SOLE DISPOSITIVE POWER
877,510 (1)

	8	SHARED DISPOSITIVE POWER
128,950 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,066,460 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes (i) 128,950 shares of common stock held by the 2009 G. Michael Callahan, Jr. Family Trust and (ii) 449,196 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,462,373 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Richard Alan Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
444,512 (1)(2)

	7	SOLE DISPOSITIVE POWER
444,512 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
444,512 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes 269,512 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,844,637 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Peter C. Browning

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,474 (1)(2)

	7	SOLE DISPOSITIVE POWER
30,474 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,474 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes 22,856 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 8,012,019 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
John J. Gavin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
53,600 (1)(2)

	7	SOLE DISPOSITIVE POWER
53,600 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,600 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes 30,474 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,996,511 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Howard Douglas Goforth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
243,415 (1)(2)

	7	SOLE DISPOSITIVE POWER
243,415 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
243,415 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes 102,134 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,878,356 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Ronald R. Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
281,264 (1)(2)

	7	SOLE DISPOSITIVE POWER
281,264 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
281,264 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 below.
(2)
Includes 30,474 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,768,847 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(3)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Second Bite Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
39,500 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
39,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,500 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)	Excludes 7,980,137 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.
(3)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

CUSIP No. 36251C103	13G/A

1	NAMES OF REPORTING PERSONS
Richard K. Mueller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
77,594 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
77,594 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,594 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 39,500 shares of common stock held by Second Bite Investments, LLC and (ii) 38,094 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 7,980,137 shares of common stock owned by certain parties to the Stockholders Agreement (as defined in Item 8 below). See Items 4 and 8 below.

(2)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock such Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

Item 1 (a).  Name of Issuer:

GMS Inc.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084, USA

Item 2 (a).  Name of Person Filing:

This Schedule 13G/A is being filed on behalf of the following AEA Reporting Persons and Management Reporting Persons (each as defined below and, collectively, the “Reporting Persons”):*

A.	The following “AEA Reporting Persons”:
	(i)	AEA Investors Fund V LP;
	(ii)	AEA Investors LP;
	(iii)	AEA GMS Holdings LP
	(iv)	AEA GMS Holdings GP LLC;
	(v)	AEA Investors Participant Fund V LP;
	(vi)	AEA Investors QP Participant Fund V LP;
	(vii)	AEA Investors PF V LLC;
	(viii)	AEA Investors Fund V-A LP;
	(ix)	AEA Investors Fund V-B LP;
	(x)	AEA Investors Partners V LP;
	(xi)	AEA Management (Cayman) Ltd.; and
	(xii)	Dr. John L. Garcia

B.	The following “Management Reporting Persons”:
	(i)	2009 G. Michael Callahan, Jr. Family Trust;
	(ii)	G. Michael Callahan, Jr.;
	(iii)	Richard Alan Adams;
	(iv)	Peter C. Browning;
	(v)	John J. Gavin;
	(vi)	Howard Douglas Goforth;
	(vii)	Ronald R. Ross;
	(viii)	Second Bite Investments, LLC; and
	(ix)	Richard K. Mueller

The Reporting Persons entered into a joint filing agreement, dated as of February 14, 2017, a copy of which was filed as Exhibit 99.1 to the Schedule 13G, filed by the Reporting Persons on February 14, 2017, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Act of 1934.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The address for each of:

AEA Investors Fund V LP
AEA Investors Fund V-A LP
AEA Investors Fund V-B LP
AEA Investors Partners V LP
AEA Management (Cayman) Ltd.

is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The address for each of:

AEA Investors LP
AEA GMS Holdings LP
AEA GMS Holdings GP LLC
AEA Investors Participant Fund V LP
AEA Investors QP Participant Fund V LP
AEA Investors PF V LLC
Dr. John L. Garcia

is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103, USA.

The address for each of:

2009 G. Michael Callahan, Jr. Family Trust
G. Michael Callahan, Jr.
Richard Alan Adams
Peter C. Browning
John J. Gavin
Howard Douglas Goforth
Ronald R. Ross
Second Bite Investments, LLC
Richard K. Mueller

is c/o GMS Inc., 100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084, USA.

Item 2 (c).  Citizenship:

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2 (d).  Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

36251C103

Item 3.

Not applicable as this Schedule 13G/A is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934.

Item 4.       Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.  As of December 31, 2018, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of GMS Inc. (the “Issuer”) listed opposite its or his name:

Reporting Person	Number of Shares Beneficially Owned	Percent of Class

AEA Investors Fund V LP	0(a)	0%(b)
AEA Investors LP	0(a)	0%(b)
AEA GMS Holdings LP	6,825,058(a)(c)	16.8%(b)
AEA GMS Holdings GP LLC	0(a)	0%(b)
AEA Investors Participant Fund V LP	0(a)	0%(b)
AEA Investors QP Participant Fund V LP	0(a)	0%(b)
AEA Investors PF V LLC	0(a)	0%(b)
AEA Investors Fund V-A LP	0(a)	0%(b)
AEA Investors Fund V-B LP	0(a)	0%(b)
AEA Investors Partners V LP	0(a)	0%(b)
AEA Management (Cayman) Ltd.	0(a)	0%(b)
John L. Garcia	0(d)	0%(b)
2009 G. Michael Callahan, Jr. Family Trust	128,950(e)	0.3%(b)
G. Michael Callahan, Jr.	877,510(e)(f)	2.1%(g)
Richard Alan Adams	444,512(e)(h)	1.1%(g)
Peter C. Browning	30,474(e)(i)	0.1%(g)
John J. Gavin	53,600(e)(j)	0.1%(g)
Howard Douglas Goforth	243,415(e)(k)	0.6%(g)
Ronald R. Ross	281,264(e)(l)	0.7%(g)
Second Bite Investments, LLC	39,500(e)	0.1%(b)
Richard K. Mueller	38,094(m)	0.1%(g)

(a)
AEA GMS Holdings LP (“AEA GMS Holdings”), which is the holder of record of 6,825,058 shares of common stock, is a limited partnership whose general partner is AEA GMS Holdings GP LLC (“AEA GMS Holdings GP”). The managing member of AEA GMS Holdings GP is AEA Investors Fund V LP and its other members are (i) AEA Investors Participant Fund V LP, (ii) AEA Investors QP Participant Fund V LP, (iii) AEA Investors Fund V-A LP and (iv) AEA Investors Fund V-B LP (AEA Investors Fund V LP and the entities named in clauses (i) through (iv), collectively, the “AEA Funds”). The AEA Funds are also limited partners of AEA GMS Holdings. The general partner of each of AEA Investors Participant Fund V LP and AEA Investors QP Participant Fund V LP is AEA Investors PF V LLC, whose sole member is AEA Investors LP. The general partner of each of AEA Investors Fund V LP, AEA Investors Fund V-A LP and AEA Investors Fund V-B LP is AEA Investors Partners V LP, whose general partner is AEA Management (Cayman) Ltd. Each of AEA GMS Holdings GP, the AEA Funds, AEA Investors PF V LLC, AEA Investors Partners V LP, AEA Investors LP and AEA Management (Cayman) Ltd. may be deemed to share beneficial ownership of the shares of the Issuer’s common stock held of record by AEA GMS Holdings, but each disclaims beneficial ownership of such shares.

(b)	Based on 40,602,882 shares of common stock outstanding as of December 31, 2018.

(c)
Excludes 1,194,579 shares of common stock held of record by the Management Holders (as defined in Item 8 below). The AEA Reporting Persons disclaim beneficial ownership of the aggregate 1,194,579 shares of common stock held of record by the Management Holders. See Item 8 below.

(d)
Dr. John L. Garcia is the chairman and chief executive officer of AEA Investors LP and the sole stockholder and director of AEA Management (Cayman) Ltd. Dr. Garcia may be deemed to share beneficial ownership of the shares of the Issuer’s common stock held of record by AEA GMS Holdings, but Dr. Garcia disclaims beneficial ownership of such shares.

(e)
Excludes 6,825,058 shares of common stock held of record by AEA GMS Holdings and the shares of common stock held of record by each other Management Holder, and such Management Reporting Person disclaims beneficial ownership of such shares. See Item 8 below.

(f)
Includes 449,196 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 128,950 shares of common stock held of record by the 2009 G. Michael Callahan, Jr. Family Trust. Mr. Callahan may be deemed to share beneficial ownership of the shares of Issuer’s common stock held of record by the 2009 G. Michael Callahan, Jr. Family Trust, but Mr. Callahan disclaims beneficial ownership of such shares.

(g)
Based on 40,602,882 shares of common stock outstanding as of December 31, 2018 plus the number of shares of common stock the applicable Reporting Person has the right to acquire through the exercise of options that have vested or will vest within 60 days after December 31, 2018.

(h)	Includes 269,512 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018.

(i)	Includes 22,856 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018.

(j)	Includes 30,474 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018.

(k)	Includes 102,134 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018.

(l)	Includes 30,474 of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018.

(m)
Includes 38,094 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2018. Excludes 39,500 shares of common stock held of record by Second Bite Investments, LLC, of which Richard K. Mueller is the chief executive officer. Mr. Mueller may be deemed to share beneficial ownership of the shares of the Issuer’s common stock held of record by Second Bite Investments, LLC, but Mr. Mueller disclaims beneficial ownership of such shares.

Item 5.       Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.       Identification and Classification of Members of the Group:

Pursuant to that certain stockholders’ agreement, dated as of April 1, 2014 (as amended, the “Stockholders Agreement”) among the Issuer and certain stockholders of the Issuer, each of the Management Reporting Persons set forth in the table below (the “Management Holders”) has agreed to vote all of its or his shares of common stock to elect one director nominated by AEA GMS Holdings for so long as AEA GMS Holdings and its affiliates own at least 10% of the Issuer’s outstanding common stock.

Management Holder	Shares of Common Stock Held of Record(a)
2009 G. Michael Callahan, Jr. Family Trust	128,950
G. Michael Callahan, Jr.(b)	428,314
Richard Alan Adams	175,000
Peter C. Browning	7,618
John J. Gavin	23,126
Howard Douglas Goforth	141,281
Ronald R. Ross	250,790
Second Bite Investments, LLC	39,500

(a)	Excludes any shares of common stock issuable upon exercise of options. See Item 4 above.
(b)	Excludes 128,950 shares of common stock held of record by the 2009 G. Michael Callahan, Jr. Family Trust. See Item 4 above.

The share ownership reported for the AEA Reporting Persons excludes the 1,194,579 shares of common stock held of record by the Management Holders with which the AEA Reporting Persons may be deemed to share beneficial ownership by virtue of the voting provisions of the Stockholders Agreement, however the AEA Reporting Persons disclaim beneficial ownership of such shares.

The share ownership of each of the Management Holders excludes the 6,825,058 shares of common stock held of record by AEA GMS Holdings and the shares of stock held of record by each other Management Holder to the extent any of such shares may be deemed beneficially owned by such Management Holder, and each Management Reporting Person disclaims beneficial ownership of such shares.

The aggregate number of shares of common stock that may be deemed beneficially owned collectively by the AEA Reporting Persons, based on available information and including the shares of common stock held of record by the Management Holders is approximately 8,019,637 shares of common stock, which represents approximately 19.8% of the outstanding common stock of the Issuer. The AEA Reporting Persons disclaim beneficial ownership of any shares of common stock held of record by the Management Holders.

Item 9.   Notice of Dissolution of Group:

Not applicable.

Item 10.   Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

AEA INVESTORS FUND V LP

By:	AEA Investors Partners V LP, its general partner

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS LP

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA GMS HOLDINGS LP

By:	AEA GMS Holdings GP LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA GMS HOLDINGS GP LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS PARTICIPANT FUND V LP

By:	AEA Investors PF V LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS QP PARTICIPANT FUND V LP

By:	AEA Investors PF V LLC, its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS PF V LLC

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS FUND V-A LP

By:	AEA Investors Partners V LP, its general partner

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS FUND V-B LP

By:	AEA Investors Partners V LP, its general partner

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA INVESTORS PARTNERS V LP

By:	AEA Management (Cayman) Ltd., its general partner

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

AEA MANAGEMENT (CAYMAN) LTD.

By:	/s/ Barbara L. Burns
Name: Barbara L. Burns
Title: Vice President

JOHN L. GARCIA

By:	/s/ Barbara L. Burns, attorney-in-fact
Name: John L. Garcia

2009 G. MICHAEL CALLAHAN, JR. FAMILY TRUST

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Joseph P. Callahan
Title: Trustee

G. MICHAEL CALLAHAN, JR.

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: G. Michael Callahan, Jr.

RICHARD ALAN ADAMS

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Richard Alan Adams

PETER C. BROWNING

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Peter C. Browning

JOHN J. GAVIN

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: John J. Gavin

HOWARD DOUGLAS GOFORTH

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Howard Douglas Goforth

RONALD R. ROSS

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Ronald R. Ross

SECOND BITE INVESTMENTS, LLC

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Richard K. Mueller
Title: Chief Executive Officer

RICHARD K. MUELLER

By:	/s/ Craig D. Apolinsky, attorney-in-fact
Name: Richard K. Mueller

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2017 (File No. 005-89877))
99.2	Powers of Attorney (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 14, 2017 (File No. 005-89877))